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       Hanaro Telecom Selects Corrigent to Deploy a Converged Broadcasting
                and Telecommunication Network for IPTV Services
                                   -----------

      Selection to mark Corrigent's fifth new customer since the beginning of the year

Tel Aviv, Israel. September 2, 2008. Corrigent Systems, a leading provider of carrier Ethernet transport (CET) solutions for next-generation service provider networks, today announced that its CM-100 product line was selected by Hanaro Telecom, Korea's leading ISP, as a main network infrastructure to deliver premium IPTV services.

Hanaro Telecom, Korea's second largest broadband carrier, plans to offer differentiated content and value-added services as part of its competitive IPTV service. A couple of years ago, Hanaro Telecom launched a 100Mbps broadband access service for residential areas, and plans to increase its penetration using FTTH technology, as an enabler for its advanced IPTV services.

Corrigent's technology enables Hanaro Telecom to provide legacy TDM services together with advanced data services, such as broadcast TV (IPTV) over a converged network infrastructure. Corrigent's CM platforms offer a 10Gbps solution combining Ethernet transport, full support of legacy SONET/SDH capabilities, MPLS and RPR technologies, with end-to-end network management. It's designed to deliver highly scalable, cost-effective and resilient video, voice and data multi-play services.

"Corrigent's Ethernet transport technology will enable us to offer value-added services to our broadband access subscribers," said Mr. Hyunchan Kim, a team leader of Hanaro Telecom. "We evaluated solutions from other leading vendors and chose the CM product line based on its impressive feature set that will allow Hanaro Telecom to deliver high quality, reliable advanced services to our customers."

"We are proud to have been selected by Hanaro Telecom," said Izhak Tamir, CEO of Corrigent Systems. "Hanaro Telecom is a highly innovative operator at the forefront of advanced service delivery, and we are looking forward to establishing a long-term partnership. Hanaro Telecom further expands our customer base and joins the three new customers we recently announced as well as Media Broadcast in Germany. It is another testament to the momentum in our business and the leading position of our CM products in the market," he added.

About Corrigent

Corrigent Systems is a leader in next generation metro transport systems. Corrigent's products represent the convergence of traditional transport and carrier Ethernet. They merge the well defined and proven resiliency, quality, OA&M and cost characteristics of the transport network with state-of-the-art carrier Ethernet packet processing and traffic management capabilities, to allow scalable and reliable delivery of video, voice and data services. By cost effectively supporting any mix of Ethernet and TDM traffic, Corrigent's products secure service providers' CAPEX investments, allowing them rollout of advanced residential multi-play and business Ethernet services, together with traditional services and the means to gradually migrate them, over the same network infrastructure.

Orckit Communications (NASDAQ: ORCT) is the parent company of Corrigent Systems. For more information: http://www.corrigent.com



Corrigent Systems, CM-100 and CM-4000 are trademarks of Corrigent Systems, Inc. All other brands and products referenced herein are the trademarks or registered trademarks of their respective holders. Certain matters discussed in this release are forward-looking statements that involve risks and uncertainties, including those set forth in the SEC filings of Orckit Communications. Readers are cautioned that forward-looking statements may differ significantly from actual future events or results. Corrigent assumes no obligation to update the information in this release.